                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------


                         THE ASHTON TECHNOLOGY GROUP, INC.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ---------------------------------------------------------
                          (Title of Class of Securities)
                                  045084-10-0
           ---------------------------------------------------------
                                 (CUSIP Number)
             James J. Maiwurm, Crowell & Moring LLP (202/624-2903)
           1001 Pennsylvania Avenue, N.W., Washington, DC 20004-2595
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 2, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 045084-10-0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Raymond T. Tate
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 1,107,500 (Mr. Tate disclaims
                                                     beneficial ownership of
                                                     1,000,000 of these
                                                     shares)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power  107,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 1,000,000 (Mr. Tate disclaims
                                                     beneficial ownership of
                                                     these shares)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,107,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 045084-10-0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Helen J. Tate, as Trustee for the Andrew Patrick Tate Trust, Helen J. Tate, as Trustee for the Susan Katherine Tate Burrowbridge Trust, and Helen J. Tate, as Trustee for the Elizabeth Tate Winters Trust.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 1,107,500 (Mrs. Tate disclaims
                                                     beneficial ownership of
                                                     107,500 of these shares)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 1,107,500 (Mrs. Tate disclaims
                                                     beneficial ownership of
                                                     107,500 of these shares)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,107,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                     SCHEDULE 13D


Item 1.  Security and Issuer

    This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Issuer") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 2 to the Schedule 13D of Raymond T. Tate and Helen
J. Tate, as trustee for the Andrew Patrick Tate Trust, the Susan Katherine Tate Burrowbridge Trust and the Elizabeth Tate Winters Trust (the "Tate Trusts"; Mr. Tate and Mrs. Tate, as trustee of the Tate Trusts, together the "Reporting Persons"), which was amended and restated by Amendment No. 1 thereto filed with the Securities and Exchange Commission on October 24, 1996 (the "Amended and Restated 13D"). Except as disclosed herein, there has been no change in the information previously reported in the Amended and Restated 13D. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.

Item 4.  Purpose of Transactions

    Item 4 is amended and supplemented by adding the following disclosure thereto.

    "As previously disclosed, on October 22, 1996 the Reporting Persons entered into a settlement agreement (the "Settlement Agreement") by and among the Reporting Persons, the Issuer, Robert A. Eprile, John A. Blohm, Fredric
W. Rittereiser ("Rittereiser"), The Dover Group, Inc. ("Dover"), F.E. Weimmer, Jr., F.E. Weimmer, Sr., F.E. Rittereiser, Sr., and Thomas Rittereiser, as trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer. Pursuant to the Settlement Agreement, Helen J. Tate, as trustee of the Tate Trusts, granted to Rittereiser or his designee an option (the "Call Option") to acquire all of the 1,000,000 shares of Common Stock held by her as trustee of the Tate Trusts, exercisable during the period beginning at 12:00 a.m., New York time, on April 2, 1997, and ending at 11:59 p.m., New York time, on June 2, 1997, for a total purchase price of $4,500,000. Pursuant to the Settlement Agreement, Rittereiser granted to Raymond T. Tate an option (the "Put Option") to require Rittereiser or his designee to acquire all of the 107,500 shares of Common Stock held by Mr. Tate, exercisable during the period beginning at 12:00 a.m., New York time, on the business day immediately following the exercise of the Call Option and ending at 11:59 p.m., New York time, on the fifth business day immediately following exercise of the Call Option, for a total purchase price of $483,750.

    The Call Option was not exercised prior to 11:59 p.m., New York time, on June 2, 1997. Accordingly, the Put Option was not exercisable by Mr. Tate.

    Pursuant to the Settlement Agreement, pending the exercise of the Call Option and the Put Option, Helen J. Tate, as trustee of the Tate Trusts, agreed not to offer, sell, contract to sell, transfer, pledge, encumber or otherwise dispose of the shares of Common Stock held by her as trustee of the Tate Trusts, and each of the Reporting Persons agreed to vote the shares of Common Stock held by him or her in the same manner and proportion as all other shares of Common Stock are voted with respect to all matters. Since the Call Option was not exercised, these restrictions of the Settlement Agreement are no longer in effect. Accordingly, the Settlement Agreement no longer restricts the Reporting Persons' ability to dispose or vote their shares of Common Stock as they see fit.

    In addition, on June 2, 1997 the 13-month "lock-up" period to which the Reporting Persons had agreed in connection with the May 1996 public offering of the Issuer's Common Stock, pursuant to which the Reporting Persons agreed not to directly or indirectly offer to sell, sell, grant an option for the sale, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any Common Stock without the prior written consent of the representatives of the underwriters and the Company, expired.

    Accordingly, the Reporting Persons are no longer under any contractual restriction on the voting or disposition of their shares of Common Stock of the Issuer.

    Since Rittereiser did not exercise the Call Option, the Reporting Persons are presently evaluating their alternatives with respect to the shares of Common Stock owned by them and the means by which the value of such shares of Common Stock may be maximized.

    The Reporting Persons have noted that, as disclosed in the Schedule 13D filed with respect to the Issuer by David N. Rosensaft, Dover, Rittereiser or his or its designee failed to purchase 750,000 shares of Common Stock owned by Mr. Rosensaft on April 10, 1997 in accordance with a Stock Purchase Agreement dated as of January 30, 1997, which failure resulted in Mr. Rosensaft commencing an action against the Issuer, Universal Trading Technologies Corp., a subsidiary of the Issuer, Dover and Rittereiser.

    The Reporting Persons intend to continue to evaluate and review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Reporting Persons will consider various alternative courses of action and will take such actions with respect to the Issuer as they may deem appropriate. Mr. Tate presently intends to sell the 107,500 shares of Common Stock that he owns in accordance with SEC Rule 144. Mrs. Tate, as trustee of the Tate Trusts, may determine to sell all or a portion of her holdings of Common Stock in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may also enter into discussions with the Issuer and/or persons affiliated with the Issuer concerning the possibility of exchanging the Reporting Persons' shares of Common Stock for certain assets of the Issuer.

    Except as set forth above, at the present time the Reporting Persons have no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D."

Item 6.  Contracts, Arrangements, Understandings or
Relationship with Respect to Securities of the Issuer.

    Item 6 is amended and supplemented by adding thereto the disclosure set forth above in the first six paragraphs under Item 4.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                  June 5, 1997


Reporting Person:       Raymond T. Tate


Signature:              /s/ Raymond T. Tate
                        -------------------


Reporting Person:       Helen J. Tate, as trustee of the Tate Trusts


Signature:              /s/ Helen J. Tate, trustee
                        --------------------------